david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

February 22, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	Stacie Gorman
David Link

Re:	99 Acquisition Group Inc.

Draft Registration Statement on Form S-1

Submitted December 1, 2022

CIK No. 0001950429

Dear Mr. Rakip:

On behalf of our client, 99 Acquisition Group Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 28, 2022 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted by the Company on December 1, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form S-1 (the “Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

David J. Levine February 22, 2023 Page 2

Draft Registration Statement on Form S-1 submitted December 1, 2022

General

1. We note your website at https://99acquisitiongroup.com.  We note, on your website, you are offering securities to retail investors in your SPAC and have made sales to those retail investors.  Please provide us with a detailed factual and legal analysis as to the treatment of these offers and sales under the Securities Act along with what exemptions are being relied upon for the noted offer and sales.  Further, we note that, based on your disclosure, you have already sold over $4,800,000 to date as of December 22, 2022.  Please tell us what information was provided to these investors in connection with their purchases. Please revise your Form S-1 disclosure, as appropriate to disclose these sales, along with the exemption(s) relied on, and how you have complied with each exemption.  Finally, advise us why the Recent Sales of Unregistered Securities disclosure does not reflect the sales of the noted securities.  We may have further comment.

Response: The Company respectfully advises the Staff that the website was set up by the Sponsor prior to (i) the engagement of Loeb & Loeb LLP as counsel and (ii) the formation of the Sponsor and the Company as Delaware entities. The Sponsor’s intention was to use the website for purposes of raising the at-risk capital required in connection with the Company’s initial public offering. The website did not make a distinction between the Sponsor and the SPAC as separate entities and, as such, reads as an offer of the Company’s securities. The Company acknowledges that the website may have been in violation of the provisions of the Securities Act of 1933 (the “Securities Act”) restricting certain publicity and communications during the registration process. The Company notes that the website was taken down on January 2, 2023, and has included risk factor disclosure of the potential Securities Act violation on page 68 of the Registration Statement. As of the date hereof, no securities of the Company (other than the founder shares, as disclosed in Registration Statement) have been sold through the website or by any other means. Accordingly, the Recent Sales of Unregistered Securities disclosure in the registration statement does not reflect any sale of securities other than the founder shares. In addition, none of the funds referenced as having been raised on the website were actually raised through the website. The language on the website was inaccurate with respect to the funds raised as the Sponsor had received indications of interest to invest in the at-risk capital in the amount of $4,800,000 from family and friends and the website was subsequently established to raise additional funds. Membership interests in the Sponsor had not been issued at the time the website was established as the Sponsor had not been formed. Following the formation of the Sponsor, the at-risk capital investors were provided documentation making it clear that they were investing in the Sponsor and not in the Company.

David J. Levine February 22, 2023 Page 3

2. Please tell us the material details regarding the offering including when it started, the total amount raised to date, and if it is currently continuing.  We note the statement, on the “Join Now” page of the website that “Your equity stake will be based on the total amount raised.  The total equity given to the crowdfunding group will be 35%.  For example, if you contribute $500 and a total of $5,000,000.00 is raised; you will OWN .0035% of the ENTIRE company.” Please explain to us how these investors will have total equity of 35% of the company.  Additionally, clarify how this investment disclosure works with the disclosure provided in your DRS Form S-1.

Response: The Company respectfully refers the Staff to the Company’s response to comment no. 1. The discussion referenced in the Staff’s comment was intended to be a description of the Sponsor’s proposed membership structure. As disclosed in the Registration Statement, following the consummation of the Company’s initial public offering, all the issued and outstanding shares of Class A common stock will be held by public shareholders and the Sponsor will hold all the issued and outstanding shares of Class B common stock, which will constitute 25% of the outstanding shares of Class A common stock.

3. We note that you raised over $4,800,000 from retail investors to date.  Please address where the funds raised by the company are held/located and why these sales are not reflected in your financial statements.

Response: The Company respectfully refers the Staff to the Company’s response to comment no. 1. The at-risk capital raised by the Sponsor to date is not reflected in the Company’s financial statements. As described in the Registration Statement, the Sponsor will use the available at-risk capital (which is currently held by the Sponsor) to purchase private warrants in a private placement that will occur concurrently with the consummation of the Company’s initial public offering.

4. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.  If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination.  For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.  Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.  Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.  Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 of the Registration Statement.

David J. Levine February 22, 2023 Page 4

Risk Factors

If we seek stockholder approval of our initial business combination ..., page 37

5. We note disclosure that your sponsor, officers, directors, advisors and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 96 and 97 of the Registration Statement.

Management, page 111

6. Please revise to provide all of the disclosure required by Item 401 of Regulation S-K.  For example only, please disclose each of the entities Mr. Crowe has been associated with in at least the past five years, his position at the entity and disclose when he began working at each entity and when he ceased working at each entity.  Further, for each of your directors, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as your director in light of your business and structure.  Please refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 112 and 113 of the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 139

7. We note your statements in the first paragraph that “The following discussion summarizes certain U.S. federal income tax considerations ….”, in the second paragraph that “This discussion is limited to certain U.S. federal income tax considerations ….”, and in the legend that “THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ….”  Please revise to delete the word “certain” from the noted sentences.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 142 the Registration Statement.

David J. Levine February 22, 2023 Page 5

Financial Statements

Note 7 - Stockholder’s Equity and Warrants

Warrants, page F-17

8. It appears from your disclosure on page F-12 that you intend to account for your warrants (both public and private) as equity-classified.  We note your disclosure on page F-18 that your private warrants are able to be exercised on a cashless basis.  However, it appears from your disclosure that should the warrants be held by someone other than the initial purchaser or their permitted transferees, the private warrants will be redeemable and exercisable by such holders on the same basis as the public warrants.  Given the terms of the private warrants change based on the identity of the holder, tell us how you concluded they meet the criteria for equity classification.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-18 of the Registration Statement to clarify that the private warrants are identical to the public warrants in all respects, except that they are subject to transfer restrictions and are entitled to registration rights. Since the terms of the private warrants do not change based on the identity of the holder, we concluded that they meet the criteria for equity classification under ASC 815-40 (consistent with the public warrants).

Please call me at 212-407-4923 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner